Exhibit (a)(3)

[Exhibit (a)(3)]

Form of Confirmation of Receipt of Election to Participate/Not Participate in the Offer to Exchange

[To be sent to all participants by VeriSign Stock Administration via email promptly after receipt of the Election to Participate/Not Participate in the Option to Exchange]

This message confirms that a VeriSign Stock Administration authorized delegate has received your Election to Participate/Not Participate in the Option Exchange Program.

If you elected to participate in the Option Exchange Program and unless VeriSign Stock Administration receives a Notice of Withdrawal before 9:00 p.m. Pacific Time on December 26, 2002 or before our acceptance and cancellation of your options, the options you have indicated on your Election to Participate form will be cancelled (subject to the terms of the Option Exchange Program).

If you checked the box “I decline to participate in the Option Exchange Program”, no existing options will be cancelled. If you later decide to participate in the Option Exchange Program, you must complete a new Election to Participate form, sign it, and ensure that VeriSign Stock Administration receives it no later than 9:00 p.m. Pacific Time on December 26, 2002.

If you have any questions about this message, please contact VeriSign Stock Administration by telephone at (650) 426-3412.